January 24, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

ATTN:

Tia Jenkins

Blaise Rhodes

Brian Bhandari

Re:

Source Direct Holdings, Inc.

Form 10-KSB For the Fiscal Year Ended June 30, 2006

Filed October 16, 2006

Form 10-QSB/A For the Fiscal Quarter Ended March 31, 2007

Filed June 21, 2007

File No. 333-69414

Dear Ms. Jenkins and Messrs. Rhodes and Bhandari:

We refer you to the letter of the staff of the Commission (the "Staff") dated October 29, 2007 (the  "Comment Letter"), with regard to the annual report on Form 10-KSB (the “Annual Report”)and the quarterly report on Form 10-QSB (the “Quarterly Report”) referenced above filed by Source Direct Holdings, Inc. (“Source Direct” or the “Company). This letter contains its responses to the Staff's comments set forth in the Comment Letter.

For the convenience of the Staff, the Staff's comments from the Comment Letter have been restated below and are followed by the Company's responses.

10-KSB for the Year Ended June 30, 2006

Financial Statements

Notes to Financial Statements

Note B – Issuance of Common Shares and Warrants, F-14

1.

We reviewed your response to our prior comment 1.  With respect to the securities issued to various consultants for services, if the securities have been issued and valued at the date of issuance, please explain what will occur in the event that the consultant does not perform the contracted services.  To the extent that they are required to forfeit the shares, it would appear to indicate that the shares have not been earned and accordingly, that no measurement date has occurred under EITF 96-18.  Conversely, if they are not required to forfeit the shares, this would appear to indicate the entire fair value of the shares should have been expensed on the date of issuance, rather than being recorded as prepaid expense.  Please advise or revise your financial statements accordingly.

Response to Comment No. 1

The following explanation is proposed as a response to the concern regarding the classification of the expense of securities as prepaid:

1) The contracts did not require that the consultants would the shares in the event that the services were not performed.  The Company does not agree with the Commission’s assessment that “if they are not required to forfeit the shares, this would appear to indicate the entire fair value of the shares should have been expensed on the date of issuance, rather than being recorded as a prepaid expense.”

Had the Company paid cash for these services, a prepaid asset would have been set up to cover the time that the services were to be performed.  In the Company’s response to Comment No. 1 in the Staff’s letter of May 3, 2007, the Company stated:

In considering EITF 96-18, Issue 2, it is noted that “The task force . . . reached a consensus than an asset, expense, or sales discount would be recognized in the same period and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments.”  EITF 00-18 conveys similar statements in paragraph 9 and adds, the task force reached a consensus on Issue 1(a) that an asset (other than a note or a receivable) acquired in exchange for the issuance of fully vested, nonforfeitable equity instruments should not be displayed as a contra equity by the grantor of the equity instruments’.

The equity instruments granted to the consultants by the Company were fully vested and non-forfeitable, and meet the appropriate requirements to have been accounted for as a prepaid asset.  The Company does not believe that it would have been appropriate to fully expense the services when they had not been fully performed.  The Company believes that the accounting pronouncements noted above support its position.

2.

In connection with the comment above, these service agreements appear to be material to your business.  Please file each agreement as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe these agreements are not required to be filed and provide us with a courtesy copy of these agreements.

Response to Comment No. 2

The Company intends to file the referenced agreements as exhibits to its Quarterly Report on form 10-QSB for the period ended December 31, 2007.  Alternatively, if the Staff prefers, the Company will file the agreements as an exhibit to a Current Report on Form 8-K.  Additionally, the Company has provided courtesy copies of the agreements with the paper copy of this letter being sent to the Staff.

Form 10-QSB/A for the Quarter Ended March 31, 2007

Financial Statements

General

3.

It appears you have restated your financial statements.  Please revise to clearly indicate that these financial statements have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Response to Comment No. 3

It is the desire of the Company to comply fully with the SEC requirement to amend the filings that need to be restated.  The amounts noted for the income statement and cash flows for the period which ended September 30, 2006, were restated in the Quarterly Report for the quarter ending September 30, 2007, which was filed on November 14, 2007, with the corrected numbers for the deferred gain on the sale of the building.  Additionally, the Quarterly Report for the quarter ending March 31, 2007, which was filed on June 21, 2007, included the corrected numbers reflecting the corrected numbers for the deferred gain on the sale of the building.  The Company is currently in the process of preparing the quarterly report for the quarter ended December 31, 2007, where we will include the corrected comparative December 31, 2006, numbers.   The Company believes that this should be sufficient to satisfy the requirement for the restatements.  The Company also believes that with the June 30, 2007, audited financial statements, presented in the Company’s Annual Report on Form 10-KSB, having correctly reported the accounting for the sale of the building, that investors and shareholders of the Company have been provided with appropriate information to make fully informed investment decisions.

Exchange Act Reports

4.

We reviewed your response to our prior comments 2 and 3, noting your intenti0n to restate your financial statements for several periods.  Please tell us when you plan to file these amended Exchange Act reports and confirm that these amended reports will include changes, as necessary, to comply with the comments above.

Response to Comment No. 4

As noted in response to Comment No. 3 above, with respect to the Quarterly Reports for the quarters ending March 31 and September 30, 2006, the Company has provided the corrected financial information for 2006 in the quarterly reports for the corresponding periods in 2007, and the Company intends to provide corrected financial information for the quarter ending December 30, 2006, in the quarterly reports for the period ending December 31, 2007, to be filed shortly.  As such, at this time, the Company believes that no further amendments to the reports are necessary, both because the Company has provided (or will provide in the December 30, 2007, quarterly report) corrected financial information, and because the Company’s audited financial statements in the annual report for the year ended June 30, 2007, included the correct financial information..

5.

In connection with the comment above, please note Item 4.02 of Form 8-K, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in SFAS 154.  If you believe you were not required to file an Item 4.02 Form 8-K related to your amended filing above and planned amendments, please tell us why, in reasonable detail using the guidance set forth under Item 4.02 of Form 8-K.  Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

Response to Comment No. 5

The Company intends to file an Item 4.02 8-K within the next five business days which will detail the corrected accounting for the gain on the sale of the building and the financial statements which were impacted.  It will discuss the financial statements which have been revised for the revised accounting treatment and the dates they were filed.  Additionally, the 8-K will discuss the date that the decision was made to revise the accounting for the gain on sale of the building, as well as all other information required to be disclosed

6.

We note your response to our prior comment 4, stating “This item is to be addressed by your attorney.”  Your response did not address our comment, thus the comment will be reissued.  With respect to your disclosures in Forms 10-QSB for the quarters ended September 30, 2006, and December 31, 2006, and Form 10-QSB/A for the quarter ended March 31, 2007, we note that your disclosures do not comply with Item 307 of Regulation S-B in the following respects:

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We note your officers concluded that your “disclosure controls and procedures were effective to provide reasonable assurance” that information is properly disclosed in your Exchange Act reports.   Given this “reasonable assurance” qualification, your disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance.  Alternatively, the references to the level of assurance of both the design and effectiveness of your disclosure controls and procedures should be removed.

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Your conclusion should clearly state that your disclosure controls are either effective or ineffective, not of limited effectiveness.

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In reference to your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Please revise your disclosures to address each of the matters noted above.

Response to Comment No. 6

The Company acknowledges that its disclosures with respect to its controls and procedures in the reports referenced in the Staff’s comment above did not comply with Item 307 of Regulation S-B because of their discussion of reasonable assurance of effectiveness.  In connection with the Company’s annual report on Form 10-KSB for the year ended June 30, 2007, and in the quarterly report for the quarter ended September 30, 2007, the Company revised its disclosures to remove the “reasonableness” qualification and has stated in each report that the Company’s disclosure controls and procedures were effective.  By way of example, the disclosure provided by the Company in the September 30, 2007, Quarterly Report was as follows:

ITEM 3.  CONROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, the Certifying Officers carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2007. Their evaluation was carried out with the participation of other members of the Company’s management. Based upon their evaluation, the Certifying Officers concluded that the Company’s disclosure controls and procedures were effective.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Certifying Officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of the Company’s Board of Directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. There has been no change in the Company’s internal control over financial reporting that occurred in the period covered by this report that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

(b) Changes in Internal Controls. There was no change in the Company’s internal controls over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to affect the Company’s internal control over financial reporting.

Section 404 Assessment. Section 404 of the Sarbanes-Oxley Act of 2002 requires management’s annual review and evaluation of our internal controls beginning with our Form 10-KSB for the fiscal year ending on June 30, 2008, and an attestation of the effectiveness of these controls by our independent registered public accountants beginning with our Form 10-KSB for the fiscal year ending on June 30, 2009. We plan to dedicate significant resources, including management time and effort, in connection with our Section 404 assessment. The evaluation of our internal controls will be conducted under the direction of our senior management. We will continue to work to improve our controls and procedures, and to educate and train our employees on our existing controls and procedures in connection with our efforts to maintain an effective controls infrastructure at our Company.

The Company will continue to report on the effectiveness of its disclosure controls and procedures in compliance with Item 307 of Regulation S-B (or such other applicable regulations) in its future filings.

With respect to the Staff’s comment regarding restatements, as noted above in the responses to Comments 3, 4, and 5, the Company believes that its corrective disclosures made in the March 31, 2007 and September 30, 2007 interim financial statements have presented the corrected accounting.  As noted in Comment #5 above, the Company intends to file an Item 4.02 8-K within 10 business days to discuss the financial statements which were impacted by the restated accounting.  The Company also intends to disclose in the Form 8-K that it appears that the Company’s controls and procedures were not effective, in light of the need to correct the accounting treatment of the gain on the sale of the building.

Conclusion

The Company acknowledges  that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (208-529-4114) with any additional questions or comments.  Thank you for your assistance in this matter.

Very truly yours,

SOURCE DIRECT HOLDINGS, INC.

/s/ Kevin Arave

Kevin Arave